SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

28 July 2015

BP second quarter 2015 results

• Dividend of 10 cents per share approved
• Operating cash flow of $6.3 billion in quarter
• External environment remains challenging
• Responding with action: capital and divestments on target; simplification and efficiency programmes delivering benefits
• Focus on rebalancing company for period of lower prices

BP today reported its results for the second quarter of 2015. Underlying replacement cost profit1 for the quarter was $1.3 billion, compared with $2.6 billion for the previous quarter and $3.6 billion for the second quarter of 2014. The result reflected the impact of continued low oil and gas prices, a reduced contribution from Rosneft, and one-off charges arising from circumstances in Libya, but also continuing strong earnings from BP's downstream businesses and lower cash costs throughout the Group.

Following the announcement on 2 July that BP had reached agreements in principle to settle all outstanding federal and state claims and claims made by more than 400 local government entities arising from the 2010 Deepwater Horizon oil spill, an additional non-operating pre-tax charge of $9.8 billion was included in the result for the second quarter. As a result of this charge, together with other non-operating items and fair value accounting effects, BP reported a replacement cost loss for the quarter of $6.3 billion.

Bob Dudley, BP's Group Chief Executive, said: "The external environment remains challenging, but BP moved quickly in response and we continue to do so. Our work to increase efficiency and reduce costs is embedding sustainable benefits throughout the Group and we continue with capital discipline and divestments."

In the second quarter the Brent crude price averaged $62 a barrel, compared with $54 a barrel in the first quarter and $110 a barrel in 2Q 2014. In the third quarter to date, the price has averaged $58 a barrel.

"In the past few weeks oil prices have fallen back in response to continued oversupply and market weakness and the recent agreements regarding Iran. I am confident that positioning BP for a period of weaker prices is the right course to take, and will serve the company well for the future," said Dudley.

BP also today announced a quarterly dividend of 10 cents per ordinary share, expected to be paid in September.

BP's operating cash flow in the second quarter was $6.3 billion. This compares with $7.9 billion a year earlier.

Organic capital expenditure in the quarter was $4.5 billion, bringing the total for the first half of the year to $8.9 billion. Full year organic capital expenditure is now expected to be below $20 billion. BP has also now agreed $7.4 billion of divestments towards the current $10 billion divestment programme.

BP's simplification and efficiency programmes to sustainably reduce non-safety-critical cash costs are delivering results throughout the Group; total cash costs in 2015 to date are estimated to be around $1.7 billion lower than the same period last year. In the second quarter BP took a further $270 million non-operating restructuring charge, bringing the total over the past three quarters to $920 million. It now expects restructuring charges to total near to $1.5 billion by end-2015.

Brian Gilvary, BP's Chief Financial Officer, commented: "We can see clear progress in our capital programme and from our work to reset and reduce cash costs. Our focus remains on rebalancing the company's sources and uses of cash in a lower price environment."

At the end of the quarter, BP's net debt was $24.8 billion, $293 million lower than at the end of the first quarter. This is equivalent to a gearing level of 18.8%, including the impact of the charge taken related to the settlement, within BP's 10-20% target band.

BP's Upstream segment reported an underlying pre-tax replacement cost profit of $0.5 billion for the quarter, compared with $0.6 billion in the first quarter and $4.7 billion in 2Q 2014. Compared with a year earlier, the result was mainly affected by lower oil and gas prices. The result also included around $600 million of exploration write-offs and other costs related to BP's activities in Libya, primarily due to circumstances in the country.

Overall reported oil and gas production, including Russia2, was 3.1 million barrels of oil equivalent a day (mmboe/d). Excluding Russia, reported production of 2.1 mmboe/d was approximately the same as 2Q 2014 and underlying production3 was 1.7% lower, mainly due to increased turnaround activity, partly offset by the ramp-up of production from projects that started-up in 2014.

BP reported underlying pre-tax replacement cost profit for the Downstream segment of $1.9 billion, compared with $2.2 billion in the first quarter and $0.7 billion in 2Q 2014. Compared to last year, the result was driven by good refining performance and capture of improved margins, a higher contribution from supply and trading and stronger earnings from both the lubricants and petrochemicals businesses.

Estimated underlying net income from Rosneft2 was $510 million, compared with $1 billion in 2Q 2014, primarily due to the movement in oil prices. At the Rosneft annual meeting in June Bob Dudley and Guillermo Quintero, a BP regional president, were elected to the Rosneft board. In July BP received its share of Rosneft's annual dividend, $271 million after tax.

The Greater Plutonio Phase III project offshore Angola has begun production. This is BP's second major upstream project start-up in 2015 and another two are expected before year end.

In June, BP signed agreements to purchase a 20% interest in Rosneft's Taas subsidiary in Eastern Siberia and also agreed with Rosneft three areas of mutual interest in Eastern and Western Siberia for exploration. BP also announced plans to reorganise and simplify its German refining joint venture with Rosneft.

Elsewhere in the Downstream, refining activity ceased at the Bulwer refinery in Australia in the second quarter and BP's new technology-advantaged purified terephthalic acid plant at Zhuhai in China is now fully commissioned and operational.

In the quarter BP took a charge of $10.8 billion in total related to the Gulf of Mexico oil spill - including $9.8 billion associated with the government settlements as well as charges for further business economic loss claims and other ongoing costs. The total cumulative pre-tax charge for the incident is now $54.6 billion.

Following the agreements in principle announced on 2 July, BP has now advised the District Court that it is satisfied with and has accepted releases received from the vast majority of local government entities. Accordingly, on 27 July, the Court ordered BP to commence processing payments required under the releases and that such payments be made within 30 days of the Court's order. As part of the agreements in principle, BP agreed to pay up to $1 billion to resolve claims made by local government entities.

Further information

BP press office, London: bppress@bp.com, +44 (0)20 496 4076

Notes

1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.

2.    The operational and financial information of the Rosneft segment for the second quarter of 2015 is based on preliminary operational and financial results of Rosneft for the three months ended 30 June 2015. Actual results may         differ from these amounts.

3. Underlying oil and gas production is adjusted for divestments and entitlement impacts in production-sharing agreements.

                  Full BP p.l.c. Group results for the second quarter and half year 2015 can be seen at www.bp.com/results.

Cautionary statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding prospects for and timing of future distributions to shareholders; expectations regarding the external environment and future oil prices and BP plans in light thereof; plans regarding future capital discipline and divestments; the expected level of 2015 organic capital expenditure; the expected total restructuring charges in 2015; plans regarding major projects, including start-ups and exploration and development in Siberia; and plans regarding the reorganisation of the German refining joint venture are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; the timing and amount of future payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this press release and under "Principle risks and uncertainties" in the results announcement for the period ended 30 June 2015 and "Risk factors" in BP Annual Report and Form 20-F 2014 as filed with the US Securities and Exchange Commission.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 28 July 2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary